Exhibit 2.2

EXECUTION VERSION

___ February 2022

GXO LOGISTICS, INC.

CLIPPER LOGISTICS PLC

COOPERATION AGREEMENT

100 Bishopsgate
London EC2P 2SR

-i-

THIS AGREEMENT is made on __ February 2022

Between:

(1)	GXO LOGISTICS, INC, a Delaware corporation with file number 5114412, whose registered office is at Two American Lane, Greenwich, CT 06831, United States (GXO); and

(2)	CLIPPER LOGISTICS PLC, a public limited company registered in England and Wales with registered number 03042024, whose registered office is at Clipper Logistics Group, Gelderd Road, Leeds, West Yorkshire, LS12 6LT (Clipper),

(each a party and together the parties).

Whereas:

(A)	GXO proposes to announce immediately following execution of this Agreement a firm intention to make a recommended offer for the entire issued and to be issued share capital of Clipper pursuant to Rule 2.7 of the Code.

(B)	The Acquisition will be made on the terms and subject to the conditions set out in the Announcement and this Agreement.

(C)	The parties intend that the Acquisition will be implemented by way of the Scheme, although GXO reserves the right, subject to the terms of this Agreement and the Announcement, to implement the Acquisition by way of the Takeover Offer.

(D)	The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Acquisition (whether by way of the Scheme or the Takeover Offer).

It is agreed as follows:

1.	Definitions and interpretation

1.1	In this Agreement (including the recitals but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 shall have the meanings given to them in Schedule 1.

Acceptance Condition means the acceptance condition to any Takeover Offer;

Acquisition means the direct or indirect acquisition of the entire issued and to be issued share capital of Clipper by GXO (other than any Clipper Shares already held by the GXO Group), to be effected by way of: (i) the Scheme; or (ii) the Takeover Offer (as the case may be);

Acquisition Document means (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Offer Document;

Agreed Switch has the meaning given in clause 7.1(a);

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Announcement means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 1;

Business Day means a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London and New York;

Clipper Board means the board of directors of Clipper from time to time;

Clipper Board Recommendation means a unanimous and unqualified recommendation from the Clipper Directors to Clipper Shareholders in respect of the Acquisition: (i) to vote in favour of the Clipper Resolutions; or (ii) following an Agreed Switch, to accept the Takeover Offer;

Clipper Directors means the directors of Clipper from time to time;

Clipper General Meeting means the general meeting of Clipper to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof;

Clipper Group means Clipper and its subsidiary undertakings and member of the Clipper Group shall be construed accordingly;

Clipper Representative has the meaning given in clause 13.4;

Clipper Resolutions means such shareholder resolutions of Clipper as are necessary to approve, implement and effect the Scheme and the Acquisition;

Clipper Share Schemes means the Sharesave Plan and the PSP;

Clipper Shareholder Meetings means the Court Meeting and the Clipper General Meeting;

Clipper Shareholders means the holders of Clipper Shares from time to time;

Clipper Shares means the ordinary shares of 0.05 pence each in the capital of Clipper, from time to time;

Clean Team Arrangements means the arrangements governing the exchange of competitively and commercially sensitive information established pursuant to the Clean Team Agreement between Clipper and GXO dated 21 February 2022 and any additional clean team confidentiality agreements between Clipper and GXO that may be concluded at a later stage;

Clearances means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained, all filings that may need to be made and waiting periods that may need to have expired, from or under any of the Laws applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Conditions;

Code means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

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Companies Act means the Companies Act 2006;

Competing Proposal means:

(a)	an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of Clipper (when aggregated with the shares already held by the acquirer and any person acting or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Clipper;

(b)	the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Clipper Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)	a demerger, any material reorganisation and/or liquidation involving all or a significant portion (being 30 per cent. or more) of the Clipper Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)	any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or otherwise prejudice the implementation of the Acquisition (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by a member of the Clipper Group), in each case which is not effected by GXO (or a person acting in concert with GXO) or at GXO’s direction, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

Conditions means:

(a)	for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to the Announcement and to be set out in the Acquisition Document, as may be amended by GXO with the consent of the Panel (and, for so long as the Scheme is subject to a unanimous and unqualified recommendation from the board of directors of Clipper, with the consent of Clipper); and

(b)	for so long as the Acquisition is being implemented by means of a Takeover Offer, the conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by GXO with the consent of the Panel (and in the case of an Agreed Switch, and for so long as the Offer is subject to a unanimous and unqualified recommendation from the board of directors of Clipper, with the consent of Clipper),

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and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement between GXO and Clipper in relation to the Acquisition dated 2 February 2022;

Consideration has the meaning set out in the Announcement;

Costs means losses, damages, costs (including reasonable legal costs) and expenses (including Taxation), in each case of any nature whatsoever;

Court means the High Court of Justice in England and Wales;

Court Hearing means the hearing by the Court of the petition to sanction the Scheme and to grant the Court Order;

Court Hearing Date means the date upon which the Court Hearing is held;

Court Meeting means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof;

Court Order means the order(s) of the Court sanctioning the Scheme under section 899 of the Companies Act;

Effective Date means:

(a)	the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if GXO elects to implement the Acquisition by means of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional in all respects;

Exchange Act means the United States Securities Exchange Act of 1934;

Form S-4 has the meaning given to it in clause 6.3(a);

General Meeting has the meaning given in the Announcement;

GXO Board means the board of directors of GXO from time to time;

GXO Directors means the directors of GXO from time to time;

GXO Group means GXO and its subsidiary undertakings and member of the GXO Group shall be construed accordingly;

GXO Shareholders means the holders of GXO Shares from time to time;

GXO Shares means the shares of common stock, par value $0.01 per share, of GXO;

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Group means, in relation to any person, that person and any bodies corporate which are subsidiaries or subsidiary undertakings of that person;

Law means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, practices, interpretation or rule of common law issued, administered or enforced by any Relevant Authority, or any judicial or administrative interpretation thereof;

Listing Rules means the rules and regulations made by the Financial Conduct Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

London Stock Exchange means London Stock Exchange plc;

Long-Stop Date means 28 November 2022, or such later date as may be agreed in writing by GXO and Clipper (either with the Panel’s consent if required or at the direction of the Panel under Note 3 on Section 3 of Appendix 7 to the Code) and as the Court may approve (if such approval is required);

New GXO Shares means the GXO Shares to be issued by GXO to Clipper Shareholders as part of the consideration for the Acquisition;

NYSE means New York Stock Exchange LLC;

Offer Document means, if (following the date of this Agreement) GXO elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 7.1, the document to be sent to (among others) Clipper Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer;

Panel means the UK Panel on Takeovers and Mergers;

PSP means the Clipper Logistics plc Performance Share Plan approved by shareholders on 29 September 2014 and amended by the Remuneration Committee on 20 July 2018;

Regulatory Conditions means the conditions set out in paragraphs 4 to 9 (inclusive) of Part A of Appendix 1 to the Announcement (so far as, in the case of 8 and 9 the relevant Third Party under that Condition is a Relevant Authority);

Regulatory Information Service means any information service authorised from time to time by the Financial Conduct Authority for the purpose of disseminating regulatory announcements;

Relevant Authority means any central bank, ministry, governmental, quasi-governmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, federal, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

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Remedies means any conditions, measures, commitments, undertakings, remedies (including disposals (whether before or following completion of the Acquisition) and any pre-divesture reorganisations by a party) or assurance (financial or otherwise) offered or required in connection with the obtaining of any Clearances and Remedy shall be construed accordingly;

Scheme means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Clipper and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Clipper and GXO;

Scheme Conditions means the conditions referred to in paragraph 2 of Part A of Appendix 1 to the Announcement;

Scheme Document means the document to be sent to (among others) Clipper Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Clipper General Meeting;

Scheme Record Time has the meaning given in the Announcement;

Scheme Shareholders means the holders of Scheme Shares;

Scheme Shares has the meaning given in the Announcement;

Securities Act means the United States Securities Act of 1933;

Sharesave Plan means the Clipper Sharesave Plan approved by shareholders on 29 September 2014 and amended by the board of directors on 20 July 2018;

Switch has the meaning given in clause 7.1;

Takeover Offer means a takeover offer (within the meaning of section 974 of the Companies Act) to be made by or on behalf of GXO to acquire the entire issued and to be issued share capital of Clipper on the terms and conditions to be set out in the Offer Document;

Taxation means all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties and interest;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day; and

VAT means value added tax and any similar sales or turnover tax.

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expressions subsidiary and subsidiary undertaking have the meanings given in the Companies Act;

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(b)	the expressions acting in concert and concert parties shall be construed in accordance with the Code;

(c)	interest in shares or securities shall be construed in accordance with the Code;

(d)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision as well as any rules or regulations promulgated thereunder and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(e)	references to a person include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(f)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;

(g)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(h)	references to time are to London time;

(i)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to 11:59 p.m.;

(j)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(k)	references to £, GBP, pounds sterling, Sterling, pence and p are references to the lawful currency from time to time of the United Kingdom;

(l)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(m)	the phrase to the extent shall mean the degree to which a subject or other theory extends and such phrase shall not mean ‘if’;

(n)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(o)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

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1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Acquisition

2.1	The obligations of the parties under this Agreement, other than this clause 2.1 and clauses 12 to 20 (inclusive) and 22 to 26 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 7:30 a.m. on the date of this Agreement or such later time and date as the parties may agree (and, where required by the Code, the Panel may approve). This clause 2.1 and clauses 12 to 20 (inclusive) and 22 to 26 (inclusive) shall take effect on and from execution of this Agreement.

2.2	The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of GXO) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of publication of the Acquisition Document shall be set out in the Acquisition Document.

3.	Regulatory clearances

3.1	Except where otherwise required by Law or a Relevant Authority, GXO shall:

(a)	after prior consultation with Clipper and having considered (acting in good faith) Clipper’s reasonable requests in connection therewith (noting that, for the avoidance of doubt, GXO shall be under no obligation to accept any such requests) determine the strategy for obtaining the Clearances to implement the Acquisition including (i) the timing and sequencing regarding the discussion, offer or agreement of Remedies with Relevant Authorities; and (ii) the determination of Remedies discussed with, offered to or agreed with Relevant Authorities;

(b)	contact and correspond with the Relevant Authorities in relation to such Clearances (including submitting and preparing all necessary filings, notifications and submissions); and

(c)	be responsible for the payment of all filing, administrative or other similar fees required in connection with the Clearances.

3.2	Without prejudice to GXO’s rights to determine the strategy to be pursued in accordance with clause 3.1, GXO shall use reasonable endeavours to secure the Clearances by the Long-Stop Date to implement the Acquisition and shall consult with Clipper to the extent reasonable and keep it reasonably updated as to progress towards the satisfaction of the Clearances, including taking the steps set out below. For the avoidance of doubt, nothing in this Agreement shall oblige GXO or Clipper to agree to any Remedy or to waive or treat as satisfied any Regulatory Conditions in each case which in the reasonable opinion of GXO or Clipper acting in good faith, as applicable, is considered to be material to its assessment of the Acquisition.

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3.3	GXO and Clipper shall:

(a)	provide each other, in a timely manner, such information and assistance as may be reasonably required for:

(i)	GXO to determine in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Authority may be necessary for the purposes of obtaining the Clearances;

(ii)	the parties to make any filings, notifications or submissions to the Relevant Authorities as are necessary in connection with the obtaining of the Clearances, taking into account all applicable waiting periods; and

(iii)	the identification, structuring and preparation of any Remedies; and

(b)	ensure that all information reasonably necessary:

(i)	for the making of (or responding to any requests for further information consequent upon) any such filings, notifications, submissions (including draft versions); and

(ii)	the identification, structuring and preparation of any Remedies,

(and that is in the possession of, or reasonably obtainable by, such party) is supplied accurately and as promptly as reasonably practicable.

3.4	For the purposes of clause 3.3:

(a)	each of the parties shall take reasonable steps to obtain relevant information from third parties (including through the exercise of contractual rights), it being acknowledged that a party shall not be in breach of this clause or clause 3.3 as a consequence of any inaccuracies in any information originating from a third party (being a person other than a member, officer, employee or adviser of the Clipper Group or the GXO Group (as applicable));

(b)	the parties acknowledge that in certain circumstances disclosure by one party to the other may nonetheless be prevented by obligations of confidentiality owed to third parties or by Law; and

(c)	the provision of information shall be subject to clause 3.6.

3.5	Subject to clause 3.1 and without prejudice to the generality of clause 3.3, and except to the extent that to do so is prohibited by Law:

(a)	GXO, or Clipper and GXO jointly, or Clipper, as may be required, will submit a filing, notification or submission (as required) to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods where it is necessary or expedient to do so to obtain the Clearances;

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(b)	each party shall provide such cooperation as is reasonably required by the other in connection with the preparation of all such filings, notifications or submissions (as required) referred to in clause 3.5(a) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;

(c)	each party shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications) intended to be sent or communicated to any Relevant Authority in relation to obtaining any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted, sent or made and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications);

(d)	each party shall have regard in good faith to comments made in a timely manner by the other party on draft copies of filings, submissions, material correspondence and material communications provided pursuant to clause 3.5(c);

(e)	each party shall notify the other party, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material correspondence or material communication from any Relevant Authority in relation to obtaining any Clearance;

(f)	each party shall keep the other party reasonably informed as to the progress of any notification submitted pursuant to clause 3.5(a) and shall reasonably consider requests by the other party or its advisers: (i) to attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, Law or other person or body) relating to obtaining any Clearance; and (ii) to make reasonable oral submissions at such meetings or calls (provided that, to the extent possible, such oral submissions have been discussed in advance); and

(g)	where reasonably requested by a party, and insofar as permitted by the Relevant Authority, the other party shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances.

3.6	If a provision of this Agreement obliges the parties to disclose any information to the other:

(a)	which the disclosing party reasonably considers to be competitively sensitive;

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(b)	which the disclosing party is prohibited from disclosing by Law or the terms of an existing contract; or

(c)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege),

the disclosing party shall disclose the relevant information to the other party: (i) pursuant to Clean Team Arrangements or as the disclosing party and the other party may otherwise agree; or (ii) where disclosure in a manner contemplated by clause 3.5(a) would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interest, directly to a Relevant Authority (and in such circumstances, the disclosing party shall provide to the other party a non-confidential version of such information).

3.7	To the extent that Clipper provides GXO with any information, assistance and/or access to Clipper’s senior management for the purposes of preparing for and monitoring the integration of the businesses of the GXO Group and the Clipper Group after the Effective Date (which Clipper is under no obligation to provide), any competitively sensitive information shall be provided on an outside counsel basis only or pursuant to the Clean Team Arrangements.

3.8	Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require a party or any of its concert parties to take, or cause to be taken, any action with respect to the divestiture of any assets, properties or businesses of the Clipper Group, or any combination thereof, that is not conditional on completion of the Acquisition, except as otherwise agreed by the parties.

3.9	Where obligations of Clipper in this clause 3 are expressed to relate to Clearances, the defined term “Clearances” shall be deemed to be amended to remove the term “expedient”.

3.10	Without prejudice to clauses 7.1 and 11.1, nothing in clause 3shall require the Clipper Directors to maintain their recommendation that Clipper Shareholders vote in favour of the Clipper Resolutions or to adjourn or seek to adjourn (or refrain from adjourning or seeking to adjourn) any shareholder meeting or court hearing which has been or will be convened in relation to the Acquisition or require Clipper or GXO to make any change (or refrain from making any change) to the timetable for implementing the Acquisition.

3.11	GXO undertakes to Clipper that it will not, and will procure that no other member of the GXO Group shall, knowingly do any act, matter or thing outside the ordinary course of the GXO Group's business which would, or would be likely to have the effect of materially delaying satisfaction of any of the Regulatory Conditions beyond the Long Stop Date or agree to do such act, matter or thing without the prior approval of Clipper.

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4.	Scheme Document

4.1	Subject to clause 3.6, GXO undertakes to (and undertakes to procure that each member of the GXO Group will):

(a)	promptly to provide Clipper all such information about itself, its directors and the GXO Group as may reasonably be requested and which is required by Clipper (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law) or any other document required to be produced by Clipper in connection with the Acquisition (including any supplementary circular);

(b)	promptly to provide Clipper with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Acquisition (including any supplementary circular), including access to, and ensuring the provision of reasonable assistance by, GXO’s relevant professional advisers; and

(c)	to procure that the GXO Directors (and any other person connected with GXO and/or the GXO Group) accept responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme relating to themselves (and members of their immediate families, related trusts and persons connected with them), the GXO Group, the financing of the Acquisition, information on GXO’s future plans for the Clipper Group, its management and employees, any statements of opinion, belief or expectation of the GXO Directors in relation to the Acquisition or the enlarged group of GXO following the Effective Date and any other information in the Scheme Document for which GXO is required to accept responsibility under the Code.

4.2	If any supplementary circular is required to be published by Clipper in connection with the Scheme, GXO shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary or reasonably required for such supplementary circular or document to comply with any Law) as Clipper may reasonably request in order to prepare and publish such document.

4.3	GXO and Clipper each agrees to correct any information provided by it for use in the Scheme Document or any other document to be prepared in connection with the Acquisition to the extent that such information has become false or misleading, and to notify the other party or parties as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

5.	Implementation of the Acquisition and Conduct of Business

5.1	Where the Acquisition is being implemented by way of the Scheme:

(a)	GXO undertakes, save in respect of GXO’s obligations with respect to obtaining the Clearances, which shall be determined in accordance with clause 3, to co-operate with Clipper and its advisers and to take or cause to be taken all such steps as are permissible by the Takeover Code and Law and are within its power that are necessary or reasonably requested by Clipper to implement the Acquisition in accordance with, and subject to the terms and conditions set out in, this Agreement, the Announcement and the Scheme Document (or, following an Agreed Switch, the Offer Document);

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(b)	GXO undertakes that it will not object to the Court Sanction Hearing being convened as soon as reasonably practicable after the satisfaction or waiver of the Clearances and the Clipper Resolutions;

(c)	GXO undertakes that, by no later than 11.59 p.m. on the Business Day immediately preceding the Sanction Hearing, it shall deliver a notice in writing to Clipper either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(ii)	confirming its intention to invoke a Condition (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which GXO reasonably considers to be sufficiently material for the Panel to permit it to invoke the Condition (and, if such matter is capable of remedy by Clipper, shall provide Clipper with reasonable opportunity to remedy such matter);

(d)	where GXO confirms the satisfaction or waiver of all Conditions (other than the Scheme Conditions) in accordance with clause 5.1(c)(i), GXO agrees that Clipper shall be permitted to take the necessary steps to procure that the Sanction Hearing is duly held as soon as reasonably practicable thereafter (having regard to the proposed timetable agreed between the parties and included in the Scheme Document or in any subsequent agreed announcement regarding the implementation of the Acquisition); and

(e)	GXO shall instruct counsel to appear on its behalf at the Sanction Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to GXO.

5.2	If GXO becomes aware, after the publication of the Scheme Document, of any fact, matter or circumstance that is (in GXO’s reasonable opinion likely to (i) significantly change the Scheme timetable or (ii) applying the test set out in Rule 13.5 of the Code, permit GXO to invoke any of the Conditions, GXO shall (subject to Law) inform Clipper of the same as soon as reasonably practicable, providing reasonable details of such fact, matter or circumstance.

5.3	Except: (i) with the prior written consent of Clipper (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by Law or the terms of any contract with a third party by which GXO is bound and which has been fairly disclosed to Clipper or publicly announced before the date of this Agreement; or (iii) as expressly contemplated by this Agreement or the Announcement, GXO shall not (and shall procure that no member of the GXO Group shall) before the Effective Date:

(a)	split, combine, consolidate, sub-divide, reclassify or cancel any GXO Shares or any shares of capital stock, voting securities or equity interests of GXO or any securities convertible into, or rights to acquire, shares of capital stock, voting securities or equity interests of GXO or which otherwise refer to the value of shares of capital stock of GXO;

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(b)	amend its organisational documents in a manner likely to have a material adverse effect for Clipper Shareholders who are due to receive GXO Shares pursuant to the Acquisition;

(c)	adopt a plan liquidating GXO or any material member of the GXO Group;

(d)	delist the GXO Shares from NYSE, other than in the event of a bona fide offer to take GXO private provided that (i) the Clipper Shareholders who are due to receive GXO Shares can participate in such offer on the same terms as other GXO Shareholders; and (ii) the delisting occurs after the Effective Date; or

(e)	agree, resolve, commit or announce its intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

5.4	The restrictions in clause 5.3 shall not apply to any transaction or arrangement between one member of the GXO Group and another member of the GXO Group.

6.	New GXO Shares and compliance with US securities laws

6.1	GXO shall cause all New GXO Shares to be issued to Clipper Shareholders pursuant to the Acquisition to be authorised for listing on NYSE, subject only to official notice of issuance, prior to the Effective Date.

6.2	GXO shall use all reasonable endeavours to cause all New GXO Shares which are issued to Clipper Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act.

6.3	If GXO elects to Switch pursuant to and in accordance with clause 7.1 below:

(a)	GXO shall use all reasonable endeavours to take all actions required to be taken under the Securities Act and the Exchange Act to effect the Takeover Offer and the issuance of the New GXO Shares pursuant thereto, including filing with the SEC a Registration Statement on Form S-4 (the Form S-4) under the Securities Act for the offer and sale of the New GXO Shares; and

(b)	Clipper shall use all reasonable endeavours to promptly provide GXO with any and all information required or reasonably requested in order to facilitate the drafting and filing of the Form S-4 and all such other assistance and access as may be necessary or reasonably required in connection with the preparation of any other document (including any amendment or supplement thereto) required by the Securities Act, the Exchange Act or other Law to be produced by GXO in connection with the Acquisition , including providing access to Clipper’s relevant professional advisers.

6.4	GXO shall cause all New GXO Shares which are issued to Clipper Shareholders pursuant to the Scheme or the Takeover Offer (as the case may be) to be issued and credited as fully paid and rank pari passu with all other GXO Shares.

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7.	Switching to a Takeover Offer

7.1	The parties currently intend that the Acquisition will be implemented by way of the Scheme. However, GXO shall be entitled, with the consent of the Panel, to implement the Acquisition by way of the Takeover Offer rather than the Scheme (such election being a Switch) if:

(a)	Clipper provides its prior written consent (an Agreed Switch), in which case clause 7.2 shall apply;

(b)	a third party announces a firm intention to make a Competing Proposal which is recommended in whole or in part by the Clipper Board;

(c)	a third party announces that it is considering making a Competing Proposal, or either Clipper or GXO notifies the other that it is aware of the existence of a bona fide potential offeror (within the meaning of Rule 21.3 of the Code) for all or part of the issued and to be issued ordinary share capital of Clipper provided that GXO consults with Clipper prior to making the Switch in such circumstances;

(d)	the Clipper Directors withdraw, adversely modify or adversely qualify the Clipper Board Recommendation; or

(e)	Clipper adjourns one or more of the Court Meeting, the Clipper General Meeting or the Court Hearing, in each case without prior written consent of GXO.

7.2	In the event of any Agreed Switch, unless otherwise agreed with Clipper or required by the Panel:

(a)	the Acceptance Condition shall be set at seventy five (75) per cent of the Clipper Shares to which the Takeover Offer relates (or such lesser percentage as may be determined by GXO after, to the extent necessary, consultation with the Panel, being in any case more than fifty (50) per cent) of the Clipper Shares);

(b)	GXO shall ensure that the only conditions to the Takeover Offer shall be the Conditions; and

(c)	GXO shall not declare the Takeover Offer unconditional as to acceptances prior to the 60th day after publication of the Offer Document (or such later date as may be the last date for the Takeover Offer to be declared unconditional as to acceptances including, without limitation, by publishing an acceptance condition invocation notice under Rule 31.6 of the Code) (Day 60) unless all of the remaining Conditions either: (i) have been satisfied or waived (if capable of waiver); or (ii) are reasonably expected to be satisfied or waived (if capable of waiver) prior to the last date permitted under Rule 31.7 of the Code;

(d)	if at any time following the publication of the Offer Document it is reasonably expected that any outstanding Condition is not likely to be satisfied or waived (if capable of waiver) prior to the last date permitted under Rule 31.1 of the Code, GXO shall, before the 30th day after the publication of the Offer Document (or such later date as Clipper may agree), consult with Clipper and the Panel as to whether the offer timetable should be suspended in accordance with Rule 31.4 or (if Day 39 has passed) an extension to Day 60 should be extended in accordance with Rule 31.3 (or, if applicable, further suspended or extended) to a date agreed with Clipper and the Panel provided always that such extended date shall be no later than the Long Stop Date;

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(e)	GXO shall keep Clipper informed, on a confidential basis on the next Business Day following receipt of a written request from Clipper, of the number of Clipper Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms, the identity of such shareholders and the number of Clipper Shares to which such forms relate.

7.3	In the event of any Switch:

(a)	the parties agree that all provisions of this Agreement shall continue to apply save as set out in this clause 7.3 ;

(b)	the parties agree that all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Takeover Offer or its implementation mutatis mutandis;

8.	Clipper Share Schemes

The provisions of Schedule 2 shall apply in respect of the Clipper Share Schemes.

9.	Directors’ and officers’ insurance

9.1	If and to the extent such obligations are permitted by Law, for six years after the Effective Date, GXO shall procure that the members of the Clipper Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

9.2	GXO acknowledges and agrees that Clipper may purchase directors’ and officers’ liability insurance cover for both current and former directors and officers of the Clipper Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Clipper Group’s directors’ and officers’ liability insurance as at the date of this Agreement.

10.	Announcements

GXO will, insofar as it is reasonably practicable to do so, allow Clipper and its advisers a reasonable opportunity to provide comments on any announcement or communication that it makes to the market in connection with the Acquisition (other than any communication which does not contain any information which is not already in the public domain or any communication which directs such persons to information which is already in the public domain), and consider Clipper’s reasonable comments on such announcement or communication.

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11.	Termination

11.1	Subject to clauses 11.2 and 11.3, this Agreement shall terminate and all obligations of the parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the parties;

(b)	if the Announcement is not released by 5:30 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time in accordance with clause 2.1);

(c)	upon service of written notice by GXO to Clipper, if one or more of the following occurs:

(i)	the Scheme Document (or Offer Document, as the case may be) and (if different) the document convening the Clipper General Meeting does not include the Clipper Board Recommendation, or Clipper makes an announcement prior to the publication of such document(s) that: (A) the Clipper Directors no longer intend to make such recommendation or intend adversely to modify or qualify such recommendation; (B) it will not convene the Court Meeting or the Clipper General Meeting; or (C) it intends not to post the Scheme Document or (if different) the document convening the Clipper General Meeting;

(ii)	the Clipper Directors withdraw, adversely modify or adversely qualify the Clipper Board Recommendation or fail to publicly reaffirm or re issue such unanimous and unqualified recommendation within five (5) Business Days of GXO’s reasonable request to do so;

(iii)	if the Acquisition is being implemented by way of Scheme and:

(A)	the Court Meeting and the Clipper General Meeting are not held on or before the 22nd day after the expected day of the Court Meeting as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval(s) are required)); or

(B)	the Sanction Hearing is not held on or before the later of (A) the 22nd day after the expected day of the Sanction Hearing as set out in the Scheme Document; and (B) thirty days after all the Conditions have been satisfied or waived, (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval(s) is/are required));

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(d)	upon service of written notice by GXO to Clipper prior to the Long-Stop Date stating that either:

(i)	any Condition which has not been waived is (or has become) considered by GXO as incapable of satisfaction by the Long-Stop Date and, notwithstanding that GXO has the right to waive such Condition, GXO will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Long-Stop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

(e)	upon service of written notice by GXO to Clipper, if a Competing Proposal: (i) is recommended by the Clipper Board; or (ii) completes, becomes effective or is declared or becomes unconditional in all respects;

(f)	if the Acquisition is, with the permission of the Panel, withdrawn or lapses in accordance with its terms prior to the Long-Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of GXO’s right to effect a Switch; or (ii) it is otherwise to be followed within five (5) Business Days by an announcement under Rule 2.7 of the Code made by GXO or a person acting in concert with GXO to implement the Acquisition by a different offer or scheme on substantially the same (and no less favourable) or improved terms in favour of the Clipper Shareholders); or

(g)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Long-Stop Date.

11.2	Termination of this Agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

11.3	The following provisions shall survive termination of this Agreement:

(a)	clauses 14 to 20 (inclusive), 22 to 26 (inclusive), this clause 11.3 and all related provisions of clause 1 (Definitions and Interpretation); and

(b)	in the event that this Agreement is terminated pursuant to clause 11.1(c)(i) or 11.1(c)(ii), Clipper’s obligations under clause 3.3 (subject always to clauses 3.4 and 3.6) to provide GXO, in a timely manner, with such information and assistance as may be reasonably required for GXO to make any filings, notifications or submissions to the Relevant Authorities as are necessary in connection with the obtaining of the Clearances, taking into account all applicable waiting periods, shall also survive termination of this Agreement.

12.	Takeover Code

12.1	Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

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12.2	The parties agree that, if the Panel determines that any provision of this Agreement that requires Clipper to take or not to take any action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

12.3	Nothing in this Agreement shall oblige Clipper or the Clipper Directors to recommend a Takeover Offer or a Scheme proposed by GXO or any member of its Group.

12.4	Without prejudice to the representations and warranties given by the parties pursuant to clause 13, nothing in this Agreement shall be taken to restrict the directors of any member of the GXO Group or the Clipper Group from complying with Law, orders of court or regulations, including the Code, the Listing Rules and the rules and regulations of the Panel and the UK Listing Authority.

13.	Representations and warranties

13.1	Each party represents and warrants to the other party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Acquisition to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

13.2	GXO represents and warrants to Clipper that as at the date of this Agreement:

(a)	no GXO shareholder resolution is required to implement the Acquisition; and

(b)	it is not aware of any matter or circumstances which would or could reasonably be expected to result in any of the Conditions not being satisfied.

13.3	No party shall have any claim against any other party pursuant to clause 13.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

13.4	Save for the purposes of the condition set out in clause 3.5(b) with respect to Clipper only, GXO acknowledges and agrees that any information and/or assistance provided by Clipper, any member of the Clipper Group, any of the Clipper Directors or any officer or employee of the Clipper Group (each a Clipper Representative) to GXO, any member of the GXO Group and/or or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement: (i) pursuant to the obligations of Clipper or any member of the Clipper Group under or otherwise in connection with this Agreement; or (ii) in connection with the Acquisition, shall in each case be given on the basis that the relevant Clipper Representative shall not incur any liability, whether in contract, tort (including negligence) or otherwise, nor owe any duty of care, in respect of any loss or damage that GXO, any members the GXO Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance (save, in each case for loss or damage resulting from the fraud or fraudulent misrepresentation of the relevant Clipper Representative).

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14.	Costs

Except as otherwise provided in this Agreement, each party shall pay its own Costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Acquisition.

15.	Entire agreement

15.1	Without prejudice to the terms of the Announcement or the Acquisition Document, this Agreement, the Clean Team Arrangements and the Confidentiality Agreement together set out the entire agreement between the parties relating to the Acquisition and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Acquisition.

15.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement, the Clean Term Arrangements or the Confidentiality Agreement.

15.3	Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement, the Clean Term Arrangements or the Confidentiality Agreement.

15.4	For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement, the Clean Team Arrangements or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

15.5	Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

15.6	Each party agrees to the terms of this clause 15 on its own behalf.

16.	Assignment

Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

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17.	Notices

17.1	Any notice to be given by one party to the other party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier using an internationally recognised courier company.

17.2	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by e-mail. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

17.3	The addresses and e-mail addresses of the parties for the purpose of clause 17.1 are:

GXO

Address:	180 Great Portland Street, London W1W 5QZ GB

E-mail:	karlis.kirsis@gxo.com

For the attention of:	Karlis Kirsis

With a copy (which shall not constitute notice) to:

Address:	Freshfields Bruckhaus Deringer LLP, 100 Bishopsgate, London EC2P 2SR

E-mail:	piers.prichardjones@freshfields.com and rhys.evans@freshfields.com

For the attention of:	Piers Prichard Jones and Rhys Evans

and

Address:	Freshfields Bruckhaus Deringer LLP, 601 Lexington Ave, New York, NY 10022, United States

E-mail:	sebastian.fain@freshfields.com

For the attention of:	Sebastian Fain

Clipper

Address:	Carlton Court, Leeds, LS12 6LT

E-mail:	JDettmar@clippergroup.co.uk

For the attention of:	Julia Dettmar, General Counsel

With a copy (which shall not constitute notice) to:

Address:	Hogan Lovells International LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG

E-mail:	daniel.simons@hoganlovells.com and john.holme@hoganlovells.com

For the attention of:	Daniel Simons and John Holme

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17.4	Each party shall notify the other party in writing of any change to its details in clause 17.3 from time to time.

18.	Language

Each language of communication under or in connection with this Agreement shall be in English.

19.	Waivers, rights and remedies

19.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

19.2	No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

19.3	Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

20.	No partnership

No provision of this Agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.

21.	Further assurances

At its own Cost, each party shall (and shall procure that members of its Group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as may be necessary for the purpose of giving the full benefit of this Agreement.

22.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

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23.	Variations

23.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

23.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

24.	Invalidity

24.1	Each of the provisions of this Agreement is severable.

24.2	If and to the extent that any provision of this Agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause 24.2.

25.	Third party enforcement rights

25.1	Each of the persons to whom clauses 9.1 and/or 9.2 applies may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of clauses 9.1 and/or 9.2 (as applicable). This right is subject to: (i) the rights of the parties to rescind or vary this Agreement without the consent of any other person and; (ii) the other terms and conditions of this Agreement.

25.2	Except as set out in clause 25.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26.	Governing law and jurisdiction

26.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

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26.2	The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement including, without limitation disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, termination or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party also irrevocably waives any objection to the recognition or enforcement in the courts of any other country of a judgment delivered by an English court exercising jurisdiction pursuant to this clause.

26.3	GXO shall at all times maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Agreement. That agent shall be GXO Logistics Holdings UK Unlimited currently of GXO House, Lodge Way, New Duston, Northampton, England, NN5 7SL. Any claim form, judgment or other notice of legal process shall be sufficiently served on GXO if delivered to such agent at its address for the time being. GXO waives any objection to such service.

26.4	GXO irrevocably undertakes not to revoke the authority of its agent and if, for any reason, another party requests GXO to do so, GXO shall promptly appoint another such agent with an address in England and advise the other parties of the agent’s details. If, following such a request, GXO fails to appoint another agent within 10 Business Days, Clipper shall be entitled to appoint one on behalf of GXO at GXO’s expense. Nothing in this Agreement shall affect Clipper’s right to serve process in any other manner permitted by Law.

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In witness whereof this Agreement has been entered into on the date stated on page 1.

SIGNED by	)
for and on behalf of	)
GXO LOGISTICS, INC.	)

SIGNED by	)
for and on behalf of	) /s/ David Hodkin
CLIPPER LOGISTICS PLC	)

[Project Catalonia – Signature Page – Cooperation Agreement]

In witness whereof this Agreement has been entered into on the date stated on page 1.

SIGNED by	)
for and on behalf of	)
GXO LOGISTICS, INC.	)

By:	/s/ Karlis P. Kirsis

Name: Karlis P. Kirsis

Title: Corporate Secretary

[Project Catalonia – Signature Page – Cooperation Agreement]

Schedule 1
Form of Announcement